EXHIBIT 99.1

FirstService Confirms Plan to Eliminate Preferred Shares and Institute Common Share Dividend Policy

30% of Preferred Shares to be Redeemed for Cash; Balance to be Converted to 0.7943 Subordinate Voting Shares for Each Preferred Share, Effective May 3, 2013

Founder & CEO to Take Up an Additional 816,000 Subordinate Voting Shares Increasing Ownership Stake to 10.6%

TORONTO, April 30, 2013 (GLOBE NEWSWIRE) -- FirstService Corporation (TSX:FSV) (Nasdaq:FSRV) (preferred shares - TSX:FSV.PR.U; debentures: FSV.DB.U) ("FirstService") today confirmed and provided further details on its plan to simplify its capital structure by eliminating all of its 7% Cumulative Preference Shares, Series 1 (the "Preferred Shares") and to pay a dividend on its Subordinate Voting Shares and Multiple Voting Shares (together, the "Common Shares"). All amounts are in US dollars.

As announced on April 3, 2013, the Preferred Shares will be eliminated in a two-step process. The first step is a partial redemption for cash of 30% of the outstanding Preferred Shares at a price of $25.1582 per share. The second step is the conversion of all remaining Preferred Shares into Subordinate Voting Shares, at a ratio of 0.7943 Subordinate Voting Shares for each Preferred Share converted. The Board of Directors of FirstService has waived its right to terminate the redemption and/or conversion process thereby confirming that the redemption and conversion will proceed on May 3, 2013. The Preferred Shares will be de-listed from trading on the TSX at the close of trading on May 3, 2013.

As previously announced, FirstService intends commence paying quarterly cash dividends of $0.10 per Common Share ($0.40 per annum), with the first dividend payment intended to be made in respect of the calendar quarter ended June 30, 2013. Dividends will be paid in US dollars.

Partial Redemption of Preferred Shares

On May 3, 2013, 1,569,190 Preferred Shares will be redeemed by FirstService for $25.00 per share plus accrued and unpaid dividends of $0.1582 per share, net of any tax required to be deducted or withheld by FirstService (the "Redemption Price"), for total redemption consideration of $39.5 million. The accrued and unpaid dividends reflect the period of March 31, 2013 to the day prior to the redemption date. The Preferred Shares to be redeemed will be selected on a pro rata basis (disregarding fractions).

Conversion of Preferred Shares Remaining after Partial Redemption

On May 3, 2013, immediately after the partial redemption of the Preferred Shares, the remaining 3,661,444 Preferred Shares will be converted into fully paid, non-assessable and freely tradable Subordinate Voting Shares of FirstService. The number of Subordinate Voting Shares to be received for each Preferred Share converted was determined in accordance with a formula set out in the terms of the Preferred Shares, wherein the Redemption Price of each Preferred Share was divided by 95% of the weighted average trading price of the Subordinate Voting Shares traded on NASDAQ for the twenty consecutive trading days ending on the fourth day prior to the conversion date (such weighted average trading price being $33.34). Applying the formula, 0.7943 Subordinate Voting Shares will be issued for each Preferred Share converted. No fractional Subordinate Voting Shares will be issued. FirstService will satisfy any such fractional interest with a payment based on the market price of such fractional interest. On the conversion, approximately 2,908,300 Subordinate Voting Shares will be issued resulting in a total of approximately 31,697,000 Subordinate Voting Shares outstanding following the conversion.

Further Information about the Partial Redemption and Conversion

An illustration of the impact of the partial redemption and conversion outlined above on a holding of 100 Preferred Shares can be found on the Company's website at www.firstservice.com.

A Notice of Redemption and Conversion, including a summary of income tax considerations for both Canadian and U.S. holders, was mailed to registered holders of Preferred Shares in accordance with the terms of Preferred Shares and can also be obtained at www.sedar.com or at www.firstservice.com.

Founder & CEO's Shareholdings

FirstService Founder and Chief Executive Officer, Jay S. Hennick, is a significant holder of Preferred Shares. As a result of the conversion, Mr. Hennick will increase his holdings by 816,000 Subordinate Voting Shares, such that he will own, control or direct a total of 2,163,500 Subordinate Voting Shares and 1,325,694 Multiple Voting Shares representing 10.6% of the outstanding Common Shares of FirstService. Mr. Hennick intends to hold these additional shares for investment purposes.

About FirstService Corporation

FirstService Corporation is a global leader in the rapidly growing real estate services sector, one of the largest markets in the world. As one of the largest property managers in the world, FirstService manages more than 2.3 billion square feet of residential and commercial properties through its three industry-leading service platforms: Colliers International, one of the largest global players in commercial real estate services; FirstService Residential, North America's largest manager of residential communities; and the Property Services division, one of North America's largest providers of essential property services delivered through company-owned operations, franchise systems and contractor networks.

FirstService generates over US$2.3 billion in annual revenues and has more than 23,000 employees worldwide. More information about FirstService is available at www.firstservice.com.

Forward-looking Statements

Certain information included in this news release is forward-looking, within the meaning of applicable securities laws. Much of this information can be identified by words such as "believe", "expects", "expected", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar expressions suggesting future outcomes or events. FirstService believes the expectations reflected in such forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

Forward-looking statements are based on current information and expectations that involve a number of risks and uncertainties, which could cause actual results or events to differ materially from those anticipated. These risks include, but are not limited to, risks associated with: (i) general economic and business conditions, which will, among other things, impact demand for FirstService's services and the cost of providing services; (ii) the ability of FirstService to implement its business strategy, including FirstService's ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) such factors as are identified in FirstService's Annual Information Form for the year ended December 31, 2012 under the heading "Risk Factors" (which factors are adopted herein and a copy of which can be obtained at www.sedar.com). Forward looking statements contained in this news release are made as of the date hereof and are subject to change. All forward-looking statements in this news release are qualified by these cautionary statements. Except as required by applicable law, FirstService undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

CONTACT: Jay S. Hennick
         Founder & CEO

         John B. Friedrichsen
         Senior Vice President & CFO

         (416) 960-9500